Exhibit 21.1

Subsidiaries of Registrant

Subsidiary	State of Incorporation/ Organization	Country
Owens & Minor Medical, Inc.	Virginia	USA
O&M Funding Corp.	Virginia	USA
Owens & Minor Distribution, Inc.	Virginia	USA
OM Solutions International, Inc.	Virginia	USA
O&M Canada, Inc.	Virginia	USA
Owens & Minor Healthcare Supply, Inc.	Virginia	USA
Access Diabetic Supply, LLC	Florida	USA
OMI International, Ltd.	N/A	British Virgin Islands